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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13G
            Under the Securities Exchange Act of 1934

                Union Pacific Resources Group Inc.
                         (Name of Issuer)

                    Common Stock, No Par Value
                  (Title of Class of Securities)


                            907834 10 5
                          (CUSIP Number)


    Check the following box if a fee is being paid with this Statement. X

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          CUSIP No. 907834 10 5


 1
NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Union Pacific Corporation


 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)


 3
SEC USE ONLY



 4
CITIZENSHIP OR PLACE OF ORGANIZATION

Utah


  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
   5  SOLE VOTING POWER . . . . . . . . . . 206,000,000 Shares

   6  SHARED VOTING POWER. . . . . . . . .  0

   7  SOLE DISPOSITIVE POWER. . . . . . . . 206,000,000 Shares

   8  SHARED DISPOSITIVE POWER . . . . . .  0


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

206,000,000 Shares


10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 82.6%


12
TYPE OF REPORTING PERSON
 CO

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                            Item 1(a)

Name of Issuer:     Union Pacific Resources Group Inc.

                            Item 1(b)

Address of Issuer's Principal Executive Offices: P. O. Box 7, 801 Cherry Street
                                                 Fort Worth, TX 76101

                            Item 2(a)

Name of Person Filing:     Union Pacific Corporation

                            Item 2(b)

Address of Principal Business
Office or,  if none, Residence:  Martin Tower
                                 Eighth and Eaton Avenues
                                 Bethlehem, PA `18018

                            Item 2(c)

Citizenship:     Utah

                            Item 2(d)

Title of Class of Securities:     Common Stock, No Par Value

                            Item 2(e)

CUSIP Number:     907834 10 5

                              Item 3

    Not Applicable.

                              Item 4

Ownership

    (a) Amount Beneficially Owned:  206,000,000 Shares

    (b) Percent of Class:           82.6%

    (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote. . . . . . . . . .
                  206,000,000 Shares
         (ii)  shared power to vote or to direct the vote . . . . . . . . 0

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         (iii) sole power to dispose or to direct the disposition of . . .
                  206,000,000 Shares
         (iv)  shared power to dispose or to direct the disposition of... 0

                              Item 5

Ownership of Five Percent or Less of a Class

    Not Applicable.

                              Item 6

Ownership of More than Five Percent on Behalf of Another Person

    Not Applicable.

                              Item 7

Identification and Classification of the Subsidiary Which Acquired the
  Security Being Reported on By the Parent Holding Company

    Not Applicable.

                             Item 8

Identification and Classification of Members of the Group

    Not Applicable.

                              Item 9

Notice of Dissolution of Group

    Not Applicable.

                             Item 10

Certification

    Not Applicable.

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Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:   March 7, 1996          UNION PACIFIC CORPORATION


                             By: /s/ Carl W. von Bernuth
                                --------------------------------
                                Name:  Carl W. von Bernuth
                                Title: Senior Vice President and General Counsel